SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Company announces that it has converted the $US500,000 loan (the “Loan”) received by the Company on September 28, 2005 from Alpha Capital Aktiengesellschaft, Ellis International Ltd., Globis Capital Partners LP, Omega Capital SmallCap Fund, Ltd. and Iroquois Master Fund Ltd. (the “Lenders”), and all accrued interest thereon, into 571,504 Ordinary Shares of the Company at a conversion price of $US0.9405 per Ordinary Share per the terms of the Convertible Notes with the Lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: November 20, 2006	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer